UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2020
Commission File Number: 001-37403

THE STARS GROUP INC.
(Translation of registrant’s name into English)

200 Bay Street
South Tower, Suite 3205
Toronto, Ontario, Canada
M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐             Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 27, 2020, The Stars Group Inc. (the “Company”) reported its financial results for the three-months and year ended December 31, 2019 and issued a news release with respect to the same and other matters (the “Release”). On the same date, the Company filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission, which included as exhibits its (i) Annual Information Form for the year ended December 31, 2019 (the “2019 AIF”), (ii) Annual Audited Consolidated Financial Statements for the year ended December 31, 2019 (the “2019 Financial Statements”), (iii) Management’s Discussion and Analysis for the year ended December 31, 2019 (the “2019 MD&A”) and (iv) applicable management certifications. The Company also filed the Release, the 2019 AIF, 2019 Financial Statements, 2019 MD&A and applicable management certifications on SEDAR at www.sedar.com. A copy of the Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: February 27, 2020	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated February 27, 2020